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                 December 20, 2023

       Matthew Schatzman
       Chief Executive Officer
       NextDecade Corporation
       1000 Louisiana Street, Suite 3900
       Houston, TX 77002

                                                        Re: NextDecade
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed December 13,
2023
                                                            File No. 333-276025

       Dear Matthew Schatzman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Ryan Maierson, Esq.